August 14, 2014

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Luna Bloom
Melissa Kindelan
Patrick Gilmore

Re:	GoDaddy Inc.
Registration Statement on Form S-1
Filed June 9, 2014
File No. 333-196615

Ladies and Gentlemen:

On behalf of our client, GoDaddy Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of the Registration Statement and a copy marked to show all changes from Registration Statement filed on June 9, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on June 9, 2014), all page references herein correspond to the page of Amendment No. 1, as applicable.

Securities and Exchange Commission

August 14, 2014

General

1.	Please tell us your analysis for not including Desert Newco as a co-registrant. See Securities Act Rule 140.

The Company respectfully acknowledges the Staff’s comment and submits that Securities Act Rule 140 is not applicable to the Company, Desert Newco, LLC (“Desert Newco”) or this offering. Rule 140 provides that a person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, to furnish the proceeds with which to acquire the securities of such issuer(s), is to be regarded as engaged in the distribution of the securities of such issuer(s) within the meaning of Section 2(a)(11) of the Securities Act.

As described in the Registration Statement, Desert Newco and its subsidiaries are in the business of providing domain name registration and web-hosting solutions, as well as sales of business applications such as domain-specific email accounts, with Desert Newco acting as the holding company for the consolidated group. The Company advises the Staff that GoDaddy Inc. was created for the purposes of this offering and currently has only nominal assets and no operations. As described in the Registration Statement, prior to the consummation of this offering, several reorganization transactions will occur whereby GoDaddy Inc. will become a holding corporation whose principal asset will be a controlling equity interest in Desert Newco – this is commonly referred to as an “Up-C” structure.

The Up-C structure is a method of restructuring a privately-held business in connection with an initial public offering. The purpose of the Up-C structure is to provide tax benefits and associated cash flow to both the issuer corporation and the existing owners of the business prior to the IPO. In connection with the Up-C structure, the limited liability company agreement of Desert Newco will be amended and restated to, among other things, reclassify Desert Newco’s outstanding limited liability company units (“LLC Units”) as non-voting units. Following the initial public offering, the current holders of LLC Units (the “Continuing LLC Owners”) will hold a number of shares of GoDaddy Inc.’s Class B common stock equal to the number of LLC Units held by such Continuing LLC owner. The LLC Units entitle the holders to economic rights in Desert Newco, but no voting rights. The shares of Class B common stock entitle the holders to no economic rights in GoDaddy Inc., but one vote per share on matters presented to GoDaddy Inc.’s stockholders. Following the initial public offering, the Continuing LLC Owners will have the right to exchange their LLC Units, together with their corresponding shares of GoDaddy Inc.’s Class B common stock, for shares of GoDaddy Inc.’s Class A common stock.

Securities and Exchange Commission

August 14, 2014

Subsequent to this offering and the reorganization, GoDaddy Inc. will be the sole managing member of Desert Newco, which will continue to operate and control all of the business and affairs of the consolidated group in the same manner as prior to this offering. As the sole managing member of Desert Newco, GoDaddy Inc. will be responsible for all operational, management and administrative decisions relating to Desert Newco and its subsidiaries. Furthermore, GoDaddy Inc. will consolidate Desert Newco in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners on its consolidated financial statements. The board of directors of GoDaddy Inc. will be responsible for oversight of Desert Newco and its subsidiaries in connection with the business of the consolidated group.

The purchase of LLC Units by GoDaddy Inc., as financed by the sale of Class A common stock of GoDaddy Inc. in this offering, is therefore not the “chief part” of the business of the Company, but rather a method of restructuring the group to implement an Up-C structure in connection with the initial public offering.

We believe that the rationale for the adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a company could avoid liability associated with publicly registering an offering of securities through the use of another issuer’s registered sale of its own securities. We respectfully submit that these policy concerns are not present here as the Up-C structure is being implemented for the tax reasons discussed above and, accordingly, Desert Newco should not be included as a co-registrant.

2.	Please also supplementally provide us with the studies you commissioned from BrandOutlook, LLC and Beal Research, Inc., appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Confirm whether any other third-party studies or reports relied upon or cited in the prospectus were commissioned by you. Finally, on page 58 under “Market and Industry Data,” please consider identifying all third-party sources, including the date of such sources, referenced in that section.

In response to the Staff’s comment and pursuant to Rule 418 of Regulation C promulgated under the Act, the Company is supplementally providing the Staff, under

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August 14, 2014

separate cover, the relevant portions of the commissioned reports cited in the Registration Statement. Please refer to the materials attached as Annex I thereto. To expedite the Staff’s review, the Company has marked each source to highlight the applicable portion or section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement.

In addition, the Company supplementally advises that, other than BrandOutlook, LLC and Beall Research, Inc., it did not commission any of the third-party reports cited in the Registration Statement. The Company further advises the Staff that it has revised page 59 of Amendment No. 1 under “Market and Industry Data” to clarify that all third-party sources referenced in this section are identified, and to add the date of such sources.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 in the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Forms.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has filed artwork with Amendment No. 1.

Prospectus Summary

Summary of Offering Structure, page 7

4.	Please state the percentage of Desert Newco LLC Units that are currently held by each of Silver Lake, KKR, TCV, and Mr. Parsons, including their affiliates.

The Company advises the Staff that the Company has revised the disclosure on page 7 of Amendment No. 1 to address the Staff’s comment.

5.	Please expand the fourth bullet point in this section to state that a portion of the offering proceeds will be used to purchase LLC Units equal in number to the Class A shares sold to the public in this offering, and clarify whether the LLC Units to be acquired by the registrant will be purchased from existing LLC Unit owners or from Desert Newco.

The Company advises the Staff that the Company has revised the disclosure on page 7 of Amendment No. 1 to address the Staff’s comment.

Securities and Exchange Commission

August 14, 2014

6.	We note your disclosure on page 63 that outlines the percentage ownership that will be held by the various parties following completion of the Offering Transactions. Please expand your disclosure in this section to clearly and succinctly outline this information.

The Company advises the Staff that the Company has revised the disclosure on page 8 of Amendment No. 1 to address the Staff’s comment.

7.	Please revise the ninth bullet point to describe concisely the reorganization transactions. In this regard, we note that in this bullet point, you indicate that the Reorganization Parties will receive a distribution from certain affiliate owners and then merge with and into newly formed subsidiaries of GoDaddy Inc. It appears from your description on page 61, however, that the merging entities are separate from the Reorganization Parties, which are those affiliates that will receive a number of Class A shares equal to the number of LLC Units held by the merging entities. Please advise and revise. Consider including a cross-reference to the more detailed discussion of the reorganization transactions.

The Company advises the Staff that the Company has revised the disclosure on page 8 of Amendment No. 1 to address the Staff’s comment. The Company also advises the Staff that page 8 of Amendment No. 1 includes a cross-reference to the section entitled “Organizational Structure,” which includes a more detailed discussion of the reorganization transactions.

8.	Please tell us whether any of your existing owners or affiliates thereof will hold any Class A shares prior to the completion of the offering, other than those that will be held by the Reorganization Parties in connection with the reorganization transactions and Investor Corp Mergers and other than those rights held by existing owners to exchange LLC Units, together with the corresponding Class B shares, for Class A shares after the offering.

The Company advises the Staff that none of the Company’s existing owners or affiliates will hold any Class A shares prior to the completion of the offering, other than those that will be held by the Reorganization Parties in connection with the reorganization transactions and Investor Corp Mergers, and other than those rights held by existing owners to exchange LLC Units, together with the corresponding Class B shares, for Class A shares after the offering.

Securities and Exchange Commission

August 14, 2014

Risk Factors

“A security breach or network attack could delay or interrupt service. . .,” page 20

9.	You disclose in this risk factor that you “have been subject to denial or disruption of service . . . attacks by hackers.” Please provide us with additional information regarding the nature and scope of the attacks you reference, including when they occurred and whether they had a material impact on your business either on an individual or aggregate basis. Please tell us your consideration for including a discussion of this incident, including a description of the costs and consequences, in this risk factor and elsewhere in your disclosure, as appropriate. We refer you to the Division of Corporation Finance’s CF Disclosure Guidance: Topic No. 2 for additional guidance.

The Company acknowledges the Staff’s comment and has reviewed the Division of Corporation Finance’s CF Disclosure Guidance: Topic No. 2. In preparing the Registration Statement, the Company considered whether disclosure regarding the nature and scope of previous attacks was necessary or advisable. The Company supplementally advises the Staff that the Company, like other large web hosting and cloud computing providers, regularly experiences attacks by hackers. For example, in a typical year, the Company receives 300 DDoS attacks a week during the summer and 400 DDoS attacks a week from fall to spring. Of these attacks, the Company has typically experienced one 60-80Gb attack a week and about 10Gbs of malicious traffic at any time. To address the varying attack tactics and constant threat shifts, the Company makes heavy use of automation and a 24/7 security team to mitigate these threats and the impact of these attacks. To date, these incidents have not had a material impact on the Company’s business, either on an individual or aggregate basis. Accordingly, the Company respectfully advises the Staff that it believes that additional detail regarding these specific smaller immaterial attacks would not be helpful for an investor to understand the potential risk. The Company does believe that larger and more severe security breaches and network attacks remain a potential future risk and therefore determined that the risk factor was relevant to include. If and when security breaches and network attacks have a material impact on the Company’s business, the Company will include additional disclosure regarding the specific nature and scope of the attacks.

“We are exposed to the risk of system failures and capacity constraints,” page 22

10.	In this risk factor, please quantify the impact of your September 2012 service outage, to the extent material.

Securities and Exchange Commission

August 14, 2014

The Company advises the Staff that the Company has revised the disclosure on page 23 of Amendment No. 1 to address the Staff’s comment.

“We are subject to export controls and economic sanctions laws . . ..,” page 41

11.	You state that Media Temple Inc., which you acquired in 2013, filed with OFAC a voluntary disclosure related to the apparent provision of services during the previous five years to persons located in countries subject to U.S. embargoes. You do not identify the countries to which you refer or disclose the nature and extent of the services provided into those countries. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, whether through direct or indirect arrangements. Your response should describe any products, technology or services provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of Cuba, Iran, Sudan and Syria or entities they control.

The Company is not aware of any services that it has provided to Cuba, Iran, Sudan, North Korea and Syria (together, the “Sanctioned Countries” and each, a “Sanctioned Country”). The Company has a number of policies and procedures in place to prevent the provision of these services.

With respect to past contacts by Media Temple Inc. (“Media Temple”) with the Sanctioned Countries, in connection with an internal review and voluntary self-disclosure filed in late 2013, the Company determined that out of approximately 375,000 users screened, hosting services were provided to 16 users associated with Sanctioned Countries including 12 users in Iran, 1 in Syria, 1 account in Colombia for which payment was made by an individual apparently located in Cuba, and finally 1 account in Italy in which one of the account contacts apparently was located in Cuba. At this time, all of these accounts have been closed or, in the case of accounts hosted by another provider, a request has been made to close the account and Media Temple is not accepting renewals from these customers. Media Temple has taken a number of steps to prevent future contacts with Sanctioned Countries. As a result of the policies and procedures currently in place, the Company does not anticipate any additional contacts with Sanctioned Countries.

Securities and Exchange Commission

August 14, 2014

Organizational Structure, page 59

12.	Please provide an additional organizational chart that outlines the corporate structure pre-reorganization and IPO, and shows the percentages in ownership of the various parties.

The Company advises the Staff that the Company has revised the disclosure on page 60 of Amendment No. 1 to address the Staff’s comment.

Use of Proceeds, page 64

13.	Please clarify whether all proceeds will be used to purchase newly-issued LLC Units from Desert Newco, or if a portion will be retained at the GoDaddy Inc. level. To the extent that any proceeds will be retained, please describe how you intend to use those proceeds. Also clarify whether Desert Newco will use offering proceeds received from the sale of LLP Units to the registrant or be reimbursed by the registrant for the expenses it will defray that are described in the second sentence of the second paragraph. Discuss the related party nature of the senior note.

The Company advises the Staff that the Company does not intend to retain any of the proceeds at the GoDaddy Inc. level. The Company further advises the Staff that Desert Newco will use offering proceeds received from the sale of LLC Units to pay for all the expenses of the Company and its subsidiaries associated with the offering. Finally, the Company directs the Staff to the disclosure on page 173 of Amendment No. 1 for a description of the related party nature of the senior note and advises the Staff that the Company has revised the disclosure on page 66 to include a cross reference to this disclosure.

14.	Please revise to state the approximate amount of the net proceeds intended to be used for each purpose you list, including the minimum portion of the senior note that Desert Newco is expected to repay. Further, we note your statement that, after causing Desert Newco to pay the offering expenses, make the transaction and monitoring fee agreement final payment, and pay a portion of the senior note, you intend to use “any remaining proceeds” for “general corporate purposes.” To the extent you believe it is unlikely that there will be any such remaining proceeds, please so state. Please also provide more meaningful and specific disclosure of the intended use of any such remaining proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Securities and Exchange Commission

August 14, 2014

The Company notes the Staff’s comment and will further revise the disclosure in a subsequent amendment when the aggregate size of the offering is known, thus allowing for more specific determinations to be made and disclosed with respect to the specific use of proceeds prior to the completion of the offering. The Company respectfully advises the Staff that the Company has no specific or preliminary plans for the proceeds from the offering other than the uses disclosed in the “Use of Proceeds” section on page 66 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Pro Forma Financial Information

Notes to Unaudited Pro Forma Statement of Operations, page 72

15.	We note on page 74 that a portion of the offering proceeds will be used to repay a portion of the senior note. It is not clear based on the Notes on page 72 whether you will consider the impact of this on the pro forma earnings per share calculation. In this regard, the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment. Please advise or revise your pro forma adjustments accordingly. We refer you to Article 11-02 of Regulation S-X.

The Company advises the Staff that the Company has revised the disclosure on page 74 of Amendment No. 1 to address the Staff’s comment.

16.	We note your adjustments to give effect to the TRAs in Note (6) on page 74. Please tell us what the impact will be when the Continuing LLC Owners exchange their LLC Units for shares of your Class A common stock. In this regard, please explain how the related party payments under the TRAs will be classified and recorded and the effect such payments will have on the results of operations and earnings per share.

The Company advises the Staff that the Company has revised the disclosure on pages 74 and 76 of Amendment No. 1 to address the Staff’s comment.

Securities and Exchange Commission

August 14, 2014

Overview, page 80

17.	Please revise to provide a balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note you indicate your revenue exceeded $500 million and $1 billion in 2009 and 2013, respectively; however you do not discuss the history of net operating losses described in the risk factor on page 29. Further, your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results, such as your expectations in achieving future profitability, when and how that may be accomplished, if known. We refer you to Sections III.A and III.B of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised the disclosure on pages 85 and 86 of Amendment No. 1 to address the Staff’s comment.

18.	You disclose on page 82 that you generate bookings and revenue from the sale of product subscriptions, including domain name registrations, hosting and presence offerings, and business applications. You also refer to “domain products” and “an initial domain purchase.” Please revise to clarify the terms of a domain name registration.

The Company advises the Staff that the Company has revised the disclosure on pages 84 and 90 of Amendment No. 1 to address the Staff’s comment.

19.	We note on page 132 you refer to the percentage of total bookings generated from sales by your Customer Care organization. Please expand your disclosures here to explain this organization and how it relates to your products and subscriptions offerings. If it generates a separate revenue stream or contributes to revenue earned under the three primary streams noted, please explain that as well.

The Company advises the Staff that the Company has revised the disclosure on pages 137 and 138 of Amendment No. 1 to address the Staff’s comment. Further, the Company advises the Staff that the Customer Care team does not generate a separate revenue stream.

Securities and Exchange Commission

August 14, 2014

Key Metrics, page 85

20.	We note you discuss the period-over-period changes in your non-GAAP measures of bookings, adjusted EBITDA, and unlevered free cash flow before you discuss such changes in the most directly comparable GAAP measure. Please tell us how this presentation complies with presenting the most comparable GAAP measure with equal or greater prominence to the non-GAAP measure. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has reviewed Item 10(e)(1)(i)(A) of Regulation S-K. The period over period changes in the Company’s non-GAAP measures of bookings, Adjusted EBITDA and unlevered free cash flow on pages 87 and 88 of Amendment No. 1 almost immediately follow the reconciliations back to the GAAP measures in the Selected Consolidated Financial Data on pages 79 through 81 of Amendment No. 1. Further the Company presents the comparable GAAP measures and a discussion of the period over period changes in the Company’s GAAP measures almost immediately following the non-GAAP measures on pages 93 through 101 of Amendment No. 1. As a result, the Company believes that this presentation meets the equal or greater prominence requirement contained in Item 10(e)(1)(i)(A) of Regulation S-K.

Further, pursuant to the Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company believes that these non-GAAP measures help inform investors as to how the Company thinks about and manages its business. The Company therefore believes including these measures as part of the introduction to Management’s Discussion and Analysis of Financial Condition is necessary to an understanding of the Company’s performance.

21.	You disclose that total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Please explain to us why you believe it is appropriate to exclude net refunds from this measure, which you state reflects the effectiveness of your sales effort in a given period and is an indicator of the expected growth in your revenue, as it seems refunds granted to customers would impact future revenue and be a reflection of the effectiveness of the sales effort. We refer you to Item 10(e)(1)(i) of Regulation S-K.

Securities and Exchange Commission

August 14, 2014

The Company respectfully acknowledges the Staff’s comment and has reviewed Item 10(e)(1)(i) of Regulation S-K. The Company uses total bookings to measure the effectiveness of its sales activities and the performance of its business in a given period. Total bookings is an indicator of our future revenue, based on our business model of typically collecting from our customers at the time of sale and generally recognizing revenue ratably over the subscription terms. The Company advises the Staff that our standard terms and conditions permit customers to seek refunds from us in certain instances and we maintain a reserve to provide for such refunds. Our reserve is an estimate based on historical refund experience. Such refunds often occur in periods different from the period of sale, can occur for various reasons and are generally unrelated to the Company’s marketing efforts leading to the original sale. Total bookings recorded reflect sales to new customers plus renewals and incremental sales to existing customers, less refunds issued in the period, which will not be recognized as revenue in future periods. Accordingly, by excluding net refunds from total bookings, the Company believes the measure reflects the effectiveness of its sales efforts in the period, is a leading indicator of growth and enables an effective comparison of its sales and marketing efforts from period to period. The Company further advises the Staff that the Company has revised the disclosure on pages 18, 79 and 87 of Amendment No. 1 to address the Staff’s comment.

22.	On page 86 you disclose that adjusted EBITDA is a cash-based measure of your performance that aligns your bookings and operating expenditures and is the primary metric management uses to evaluate the profitability of the business. We also note that this measure excludes the change in deferred revenue and the change in prepaid and accrued registry costs. Please further explain to us how this measure is used to evaluate profitability as it is adjusted to reflect the cash flow of certain items, which may be confusing as generally profitability is not measured on a cash-basis. We refer you to Item 10(e)(1) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has reviewed Item 10(e)(1) of Regulation S-K. The Company acknowledges that the reference to adjusted EBITDA as a “cash-based measure” may have created confusion and in response to the Staff’s comment, the Company has revised the disclosure on pages 18, 79 and 88 of Amendment No. 1 to delete the reference to “cash-based measure.” The Company advises the Staff that, as a result of the Company’s business model, the Company typically collects payment at the time of sale and generally recognizes revenue ratably over the term of its customer contracts. At the time of a domain sale, the Company also incurs the obligation for the domain name registry fees associated with the

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customer contract. As a result, bookings from sales to customers increase the Company’s deferred revenue and, in the case of domain sales, also increase prepaid or accrued registry costs. The Company believes that adjusting net income (loss) for changes in deferred revenue and changes in the associated prepaid and accrued registry costs provides helpful supplemental information about the Company’s performance in a given period.

Adjusted EBITDA enables the Company to remove the impact of items not considered to be indicative of its ongoing performance. Accordingly, Adjusted EBITDA facilitates a better comparison of the Company’s performance from period to period. This measure is consistent with how the Company’s Board of Directors, management and its existing investors evaluate the business. The Company further advises the Staff that the Company has revised the disclosure on pages 19, 79 and 88 of Amendment No. 1 to address the Staff’s comment.

23.	We also note you exclude a reserve for sales taxes in your adjusted EBITDA measure, which you identify as non-recurring. Please tell us why you believe this item is non-recurring when the nature of the charge for sales tax is reasonably likely to recur. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has reviewed Item 10(e)(1)(ii)(B) of Regulation S-K. The sales tax adjustment described as “non-recurring” pertains to a distinct and non-recurring event which was based on the Company’s analysis of various sales activities that it believes have created an obligation under various state laws requiring the Company to collect and remit sales taxes on sales of certain products to its customers in various states prior to July 1, 2014. As sales taxes were not historically collected in such jurisdictions, the Company is responsible for paying the taxes and directly incurs the associated liability and expense. Beginning in July, 2014, the Company implemented a process to collect sales taxes for products it determined were taxable from its customers in those states in which it concluded it had a nexus and will remit such taxes as part of its ongoing operations. These sales taxes will not impact the Company’s ongoing operations since they will be a pass-through of the amounts collected from customers. Therefore, the Company does not view the charges/credits taken through June 30, 2014 related to this accrual as “recurring” as they relate to the same single event. The Company does not expect to include any additional amounts in this reconciling item after June 30, 2014. Accordingly, given the circumstances that led to these charges, the Company does not believe it is reasonably likely that additional charges of this nature will recur within the next two years.

Securities and Exchange Commission

August 14, 2014

24.	We note you disclose that unlevered free cash flow is a liquidity measure that provides information to management about the amount of cash generated by the business prior to the impact of the capital structure and after purchases of property and equipment that can be used for strategic opportunities and strengthening your balance sheet. Please tell us how you considered whether this implies these amounts represent residual cash flow available for discretionary expenditures considering the significant amount of debt outstanding. We refer you to Question 102.07 in the Division of Corporation Finance Compliance and Disclosure Interpretations on non-GAAP financial measures.

The Company acknowledges the Staff’s comment and has considered Question 102.07 in the Division of Corporation Finance Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“CDI 102.07”). The Company has revised pages 19, 79 and 88 of Amendment No. 1 to make clear that unlevered free cash flow does not represent the residual cash flow available for discretionary expenses.

25.	We also note you have added back cash paid for interest and cash paid for acquisition and sponsor-related costs to arrive at your unlevered free cash flow liquidity measure. Please note that since these charges require cash settlement, the exclusion of these charges is not appropriate. Please revise this non-GAAP measure accordingly. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has considered Item 10(e)(1)(ii)(A) of Regulation S-K together with CDI 102.07. In CDI 102.07, the Staff specifically provided that use of the non-GAAP measure “free cash flow” is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K and that the deduction of capital expenditures, which are typically cash-settled items, from the GAAP financial measure of cash flows from operating activities would be permitted in documents filed with the Commission. The Staff also noted in the CDI that the measure “free cash flow” does not have a uniform definition. Finally, the Staff provided that a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used.

As disclosed in the Registration Statement, the Company believes unlevered free cash flow provides useful information to management about the amount of cash

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generated by its business prior to the impact of the Company’s capital structure and after purchases of property and equipment. The Company has included a clear description of how the measure is calculated, as well as a reconciliation from net cash provided by operating activities. In addition, the Company believes that investors will evaluate the Company’s performance in part based on net cash provided by operating activities as well as this amount adjusted for cash paid for interest, acquisition and sponsor related costs and excluding capital expenditures. The Company and its existing investors use this measure to assess and compare its performance from period to period.

The Company acknowledges that Item 10(e)(1)(ii)(A) indicates that registrants should not exclude charges or liabilities that require cash settlement (or would require cash settlement absent an ability to settle in another manner) from non-GAAP liquidity measures other than EBIT and EBITDA (which exclude, among other things, interest). However, as noted above, pursuant to CDI 102.07, the Staff has expressly permitted the exclusion of certain cash-settled items in connection with a calculation of free cash flow. The Company respectfully submits that the cash-settled items added back to net cash from operating activities to calculate unlevered free cash flow are limited to those typically excluded from many registrants’ EBIT and EBITDA measures, in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K. Accordingly, the Company believes that its presentation of unlevered free cash flow is appropriate.

Results of Operations

Comparison of Combined Periods January 1, 2011 through December 16, 2011 (Predecessor) and December 17 through December 31, 2011 (Successor) and Years Ended December 31, 2012 and 2013, page 94

26.	We note your discussion of the results of operations for the predecessor and successor on a combined basis for the year ended December 31, 2011. Please note that a supplemental discussion in MD&A based on “pro forma” financial information should be prepared in accordance with Article 11 of Regulation S-X. Considering the predecessor and successor periods are separately presented in the historical financial statements, tell us why you believe it is appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation to reflect all pro forma adjustments under Article 11 of Regulation S-X.

Securities and Exchange Commission

August 14, 2014

The Company respectfully acknowledges the Staff’s comment and has reviewed Article 11 of Regulation S-X. The Company respectfully submits that it believes the impact of the Merger on the two-week Successor period does not materially affect the comparison of the annual periods, and, accordingly, we have retained the combined presentation. In addition, the change of control transaction did not result in any change to the Company’s actual operations. We supplementally advise the Staff that we believe this presentation is important to investors because the two-week Successor period in fiscal 2011 is too short to be meaningful to investors standing on its own; conversely, a presentation of the 50-week Predecessor period on its own would omit information that could be meaningful to investors. For these reasons, we respectfully submit that a discussion of the separate periods presented for fiscal year 2011, without inclusion of the combined periods, could impede the understanding of our operations.

The Company has revised its disclosure on page 82 of Amendment No. 1 to the presentation of the separate Predecessor and Successor data and affirmatively states that the presentation of the combined financial statements is not in accordance with GAAP and omits certain pro forma adjustments.

Liquidity and Capital Resources Overview, page 102

27.	Please enhance the disclosure in this section to include further discussion and analysis of material covenants related to your outstanding debt, or provide your analysis as to why this disclosure is not required. See Section IV.C of SEC Release 33-8350. Additionally, please provide more narrative detail regarding the incurrence of your substantial debt, including information on how it fits into your overall business plan. We refer you to Section IV.A of SEC Release 33-8350.

The Company advises the Staff that the Company has revised the disclosure on pages 106 and 107 of Amendment No. 1 to address the Staff’s.

Tax Receivable Agreements, page 103

28.

On page 104 you indicate that because you generally expect to realize the associated tax saving prior to making cash payments under the Tax Receivable Agreements (TRAs), you do not expect the payments under the TRAs to have a material impact on liquidity. Please expand this disclosure to note the portion of the estimated realized tax benefit payable to related parties pursuant to the TRAs, which you will include in the pro forma financial information on page

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August 14, 2014

74. Also, please further explain why you believe these expected payments, which you describe as substantial in the risk factor on page 46, will not have a material impact on liquidity as it is not clear how tax savings in a particular period will offset the reduction in liquidity caused by such cash payments.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 108 and 109 to remove the sentence: “Because we generally expect to realize the associated tax savings prior to making cash payments under the TRAs, we do not expect payments under the TRAs to have a material impact on our liquidity.”

Payments under the TRAs generally are only required to the extent the Company realizes cash savings as a result of the underlying tax attributes. For each of the TRAs, the cash savings realized by the Company is computed by comparing the Company’s actual income tax liability to the amount of such taxes that it would have been required to pay had there been no increase to the tax basis of the assets of Desert Newco as a result of the purchase or exchange of LLC Units, no tax benefit from the tax basis in the intangible assets of Desert Newco on the date of the Company’s initial public offering and no tax benefit as a result of the net operating losses and other tax attributes. Accordingly, TRA payments, which are a percentage of the amount of cash taxes that would have otherwise been calculated and paid, have less of an impact on liquidity than paying taxes without the specified tax benefits. Therefore, the Company respectfully submits that the TRA payment will not have a material impact on liquidity and capital resources as compared to taxes that would be due if the Company did not employ an Up-C structure.

Critical Accounting Policies and Estimates

Unit-Based Compensation Unit Valuations, page 111

29.	Please revise your discussion to disclose the fact that these estimates and assumptions will not be necessary to determine the fair value of your Class A common stock once the shares begin trading.

The Company advises the Staff that the Company has revised the disclosure on page 116 of Amendment No. 1 to address the Staff’s comment.

Securities and Exchange Commission

August 14, 2014

Business

Customer Care, page 132

30.	We note that in discussing your Customer Care operations here and elsewhere in the prospectus, you refer to the percentage of total bookings represented by your Customer Care organization. As you have presented other aspects of your business as a percentage of total revenues for recent periods, please consider updating your disclosure to also show the percentage of revenue attributable to your Customer Care organization, or tell us why this information would not be helpful to investors in understanding how this aspect of your business fits into your revenue generation model.

The Company advises the Staff that it does not track revenue based on sales channels. The Company does not distinguish between revenue or deferred revenue that results from sales through the Company’s website and revenue and deferred revenue that results from sales through the Customer Care team. As a result, the Company is not able to obtain the percentage of revenue attributable to its Customer Care team in any particular period. As discussed in response to Comment 21 above, as a result of the Company’s business model, the Company uses total bookings to evaluate the effectiveness of its sales efforts, including its Customer Care team. Accordingly, the Company believes disclosure of the percentage of total bookings derived through its website and Customer Care team provides investors with the appropriate information to understand how the Customer Care team fits into the Company’s business model.

Management

Executive Officers, page 138

31.	Please ensure that your brief descriptions of the business experience of the individuals who serve as directors and officers covers a continuous period of at least the past five years. For example, revise to clarify the principal occupations or employment of Mr. Irving for the period from April 2012 to January 2013.

The Company respectfully advises the Staff that the Registration Statement includes all business experience for individuals who serve as directors and officers for the past five years.

Securities and Exchange Commission

August 14, 2014

Compensation Committee Interlocks and Insider Participation, page 146

32.	We note that each of Messrs. Chen, Mondre, and Parsons is an affiliate of lenders to your credit agreement and Mr. Parsons is an affiliate of the entity to whom your senior note was issued, and that you disclose these entities as related parties under Item 404 of Regulation S-K. Please provide the disclosure required by Item 407(e)(4)(i)(C) under this heading or advise.

The Company advises the Staff that the Company has revised the disclosure on pages 151 of Amendment No. 1 to address the Staff’s comment.

Certain Relationships and Related Party Transactions

Senior Note with The Go Daddy Group, Inc., page 167

33.	Please include all information required by Item 404(a) of Regulation S-K. In this regard, disclose the identity of the “entity affiliated with Mr. Parsons,” as well as Mr. Parson’s position or relationship with such entity. See Item 404(a)(2). Also, provide the information required by 404(a)(5), in particular the amount outstanding as of the latest practicable date, and the amount of principal and interest paid during the last three years.

The Company advises the Staff that the Company has revised the disclosure on pages 173 of Amendment No. 1 to address the Staff’s comment.

Principal Stockholders, page 173

34.	Please provide beneficial ownership information with respect to your Class B common stock responsive to paragraphs (a) and (b) of Item 403 of Regulation S-K.

The Company advises the Staff that the Company has revised the disclosure on pages 181 of Amendment No. 1 to address the Staff’s comment.

35.

Various footnotes contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper

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August 14, 2014

outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. Alternatively, delete the disclaimers.

The Company advises the Staff that in response to the Staff’s comment, the Company has deleted the disclaimers of beneficial ownership on pages 181 and 182.

36.	In footnotes 16, 17, and 18, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Instruction 2 to Item 403 of Regulation S-K.

The Company advises the Staff that the Company has revised the disclosure on page 182 of Amendment No. 1 to address the Staff’s comment.

Desert Newco, LLC Consolidated Financial Statements

General

37.	Please revise the statements of operations for all periods presented to disclose pro forma tax and loss per unit data assuming the company had operated as a C-corporation during each of these periods. Also revise to include appropriate disclosures in the notes to the financial statements describing the new organizational structure of the company pending the completion of the initial public offering. We refer you to Article 11-01(a)(8) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has considered Article 11-01(a)(8) of Regulation S-X. The Company advises the Staff that it intends to purchase newly issued LLC Units with the proceeds of this offering. The Company’s financial statements will reflect the consolidation of the financial results of Desert Newco and its subsidiaries with the remaining ownership interests of the existing owners of Desert Newco, which will be reflected as a non-controlling interest. The Company is a taxable entity and its consolidated statements of operations will include a provision for income taxes and EPS data. Desert Newco will remain a pass-through entity for tax purposes and following the initial public offering and related transactions, the separate financial statements of Desert Newco will not be presented. As a result, the Company believes the guidance in Article 11-08(a)(8) does not apply to the financial statements of Desert Newco. The Company will provide pro forma tax and EPS data in accordance with Article 11 of Regulation S-X for GoDaddy Inc. based on its estimated effective tax rate and the number of shares to be issued and outstanding upon completion of the offering.

Securities and Exchange Commission

August 14, 2014

Consolidated Balance Sheet at December 31, 2013 and March 31, 2014, page F-5

38.	Please revise to include a pro forma balance sheet as of March 31, 2014 reflecting an accrual for the distribution to the unit holders, totaling $350 million, paid in May 2014, presented along-side the corresponding historical balance sheet. We refer you to Staff Accounting Bulletin Topic 1B.3.

The Company advises the Staff that the Company has revised page F-5 of Amendment No. 1 to include Desert Newco’s balance sheet as of June 30, 2014, which includes the effects of the distribution to the Company’s unit holders.

Desert Newco, LLC Consolidated Financial Statements (Audited) The period from January 1, 2011 through December 16, 2011 (Predecessor), the period from December 17, 2011 through December 31, 2011 (Successor) and the Years Ended December 31, 2012 and 2013 (Successor)

Consolidated Statement of Operations, page F-20

39.	Please revise your footnote (1) and allocate the $259,286 of unit-based or share-based compensation expense included in Merger and related costs for the predecessor period to the cost and operating expense lines consistent with the same line or lines as cash compensation paid to the same employees. We refer you to SAB Topic 14.F.

The Company advises the Staff that the Company considered the guidance set forth in SAB Topic 14.F related to the Staff’s assertion that expense related to share-based payments should be classified in the same line or lines as the related cash compensation paid to the same employees. The Company has applied this treatment for all share-based payments in the Successor periods subsequent to the Merger. The Company believes the charge of $259,286 included in Merger and related costs in the Predecessor period is fundamentally different from ongoing equity-based compensation expense due to restrictions on the vesting and exercisability of the Predecessor’s share-based awards, which precluded expense from being recognized for these awards prior to the Merger. Accordingly, the charge of $259,286 represents a cumulative charge for all awards outstanding at the Merger date.

Securities and Exchange Commission

August 14, 2014

In connection with the Merger, all outstanding stock options and RSUs of the Predecessor were canceled and settled in cash or, in limited circumstances, exchanged for new options of Desert Newco. Unless exchanged for new options, each option holder received an amount in cash, without interest and less applicable withholding taxes, equal to the fair value of the shares of the Predecessor’s common stock less the exercise price of each option. Additionally, each RSU holder received an amount in cash, without interest and less applicable withholding taxes, equal to the fair value of the shares of the Predecessor’s common stock. This cancellation and settlement only occurred as a result of the Merger.

The charge of $259,286 reflects the cumulative value of share-based awards granted over several years that included service conditions at the time of grant that would have been recognized ratably over the employees’ requisite service periods if not for the restrictions on vesting and exercisability, which were treated as performance conditions that were not probable of being met prior to the Merger. Accordingly, management does not believe reflecting the share-based compensation expense for the cumulative effect of these awards in the respective lines of the Predecessor’s consolidated statement of operations provides meaningful information to a reader of the financial statements, as such charges are not comparable to any prior or future periods, nor do they reflect any trend in share-based compensation expense when considered against any prior or future periods. Instead, the charges reflect a decision made by the Predecessor’s sole stockholder at the time of the Merger to allow employees to participate in the Merger on an equitable basis, and accordingly, have been appropriately reflected in Merger and related costs in the Predecessor’s consolidated statement of operations.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-29

40.	You state that domain registration fees are recorded as deferred revenue at the time of sale and revenue is recognized ratably over the service term of each contract. Please revise to clarify the terms of a domain registration contract. In this regard, please explain briefly, if true, that the customer does not take possession of the domain but rather the contract allows the customer to use the registered domain over the contract term and after it expires, unless renewed, the customer can no longer access it. This appears to be in contrast to the aftermarket revenue transactions when a customer takes possession of the domain.

Securities and Exchange Commission

August 14, 2014

The Company advises the Staff that the Company has revised the disclosure on pages 90, 114 and F-32 of Amendment No. 1 to address the Staff’s comment.

41.	We note you disclose that refunds reduce deferred revenue at the time they are granted and reduce future revenue ratably over the respective service term. Please revise to clarify that, if true, refunds reduce deferred revenue at the time they are granted, which results in less revenue recognized over the service term than originally anticipated. Please also clarify similar disclosures included on pages 87, 88 and 109.

The Company advises the Staff that the Company has revised the disclosure on pages 90, 113 and F-31 of Amendment No. 1 to address the Staff’s comment.

42.	Revise your disclosures to clarify how frequently your revenue arrangements contain multiple deliverables and describe the nature of those deliverables.

The Company advises the Staff that the Company has revised the disclosure on pages 113 and F-31 of Amendment No. 1 to address the Staff’s comment.

43.	You disclose that revenue associated with sales through your network of resellers is recorded on a gross basis as you assume a majority of the business risk associated with the performance of the contractual obligations. Please tell us how much revenue was generated through resellers for each period presented. Also, tell us what type of resellers you enter into arrangements with and the typical terms of those agreements.

The Company advises the Staff that the products sold by the Company’s resellers are the same as those sold to the Company’s non-reseller customers. For this reason, the Company applies the same revenue recognition policies for products sold by resellers as it applies to non-reseller sales. During the years ended December 31, 2011 through December 31, 2013 and for the six months ended June 30, 2014, revenue from sales through the Company’s resellers ranged from 5.3% to 7.0% of total revenue. The Company’s resellers generally consist of small and medium sized businesses, individuals and, to a lesser extent, large enterprises. Each reseller has signed up by paying an annual fee, recognized as revenue ratably over the annual period, and is charged specified buy-rates for the products they sell to their end customers. Resellers purchase products on terms consistent with those offered to other customers, and the Company assumes the credit risk for reseller sales.

Securities and Exchange Commission

August 14, 2014

Note 10. Commitments and Contingencies, page F-45

44.	We note you recorded a sales tax liability reflecting your best estimate of the probable liability. If there is a reasonable possibility that a loss exceeding this amount may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and by analogy, SAB Topic 5Y.

The Company advises the Staff that the Company has revised the disclosure on pages 120, F-16 and F-48 of Amendment No. 1 to address the Staff’s comment.

Note 15. Related Party Transactions, page F-51

45.	You disclose that affiliates of certain of the Funds participated as lenders in the Credit Facility. Please revise here and on page F-16 to state the amount owed to these affiliates at the end of each period presented. Also revise the balance sheets on pages F-5 and F-19 to clearly state the total amount due to related parties for each period presented. We refer you to ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

The Company respectfully advises the Staff that the Company’s Term Loan is structured as a participating loan whereby the Company negotiates the terms of the debt and borrows all funds from the lead lender, in this case Barclays Bank PLC (“Barclays”). The Term Loan is a contract between the Company and Barclays. Barclays allocated the loan to a broad group of participating lenders, which included certain parties related to the Company. The participating lenders do not maintain direct relationships with the Company as the borrower, but are paid their portion of the proceeds by the lead lender who is solely responsible for servicing the loan and maintaining relationships with the borrower. Additionally, the participating lenders can change throughout the term of the Term Loan, as lenders have the ability to increase, decrease or exit their positions directly with Barclays. The Company has not borrowed funds under the Term Loan directly from any of the related parties and is not required to make any payments directly to the related parties for the portion of the loans each holds as a participating lender. Accordingly, the Company has not separately recorded the participating loan balances as related party debt on the consolidated balance sheets.

Securities and Exchange Commission

August 14, 2014

The Company advises the Staff that the Company has revised the disclosure on pages F-19 and F-54 of Amendment No. 1 to state the amount held by the specified affiliates, through their participation with Barclays, at the end of each period presented.

As of June 30, 2014, the outstanding amount of the Revolving Credit Loan directly held by a related party totals $5.0 million, which the Company concluded was immaterial for separate presentation on its consolidated balance sheet. No amounts were outstanding on the Revolving Credit Loan at any other period presented. The amount held by the related party is disclosed on page F-19 of Amendment No. 1.

Note 16 Subsequent Events, page F-52

46.	It is not clear from your disclosure how you determined modification accounting would apply to the Credit Facility amendment dated May 13, 2014, under which you increased your Term Loan to $1.1 billion and your available capacity on the Revolving Credit Loan to $150 million. Please provide us with your analysis used to support your accounting for this modification.

The Company respectfully advises the Staff that in accordance with ASC 470-50-40, the Company treated the amendment of its Credit Facility, in a non-troubled debt situation, as a modification of debt.

The net present value of the effect on the Company’s future cash flows under the terms of the amended Term Loan was less than 10% of the remaining cash flows under the terms of the Term Loan in place one year prior to the amendment (the “original debt”). In accordance with ASC 470-50-40-12(a), the Company included the $263.75 million of additional principal under the Term Loan as a cash inflow on May 13, 2014 when calculating the net present value of cash flows under the terms of the new debt. The net present value of cash flows under the terms of the new Term Loan, including the $263.75 million of additional principal, fees incurred as a result of the amendment, the maturity date extension and the increased interest rate, were less than 1% different from the net present value of the remaining cash flows under the terms of the original Term Loan. Since the calculated net present value cash flow on the original Term Loan and the amended Term Loan differed by less than 10%, the loans are not deemed to be substantially different, and as a result the Company concluded the Term Loan amendment was to be accounted for as a debt modification.

For the Revolving Credit Loan, the Company compared the $195.0 million borrowing capacity, calculated as the maximum available borrowing capacity multiplied by the remaining term, under the original Revolving Credit Loan to the $750.8

Securities and Exchange Commission

August 14, 2014

million borrowing capacity calculated for the amended Revolving Credit Loan. As a result of the increased borrowing capacity, the Company concluded the Revolving Credit Loan amendment was to be accounted for as a debt modification.

The Company advises the Staff that the Company has revised the disclosure on pages F-14 and F-54 of Amendment No. 1 to clarify the application of ASC 470-50-40 to its debt modification.

Item 16. Exhibits and Financial Statement Schedules, page II-3

47.	Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure relating to the exhibits.

The Company respectfully acknowledges the Staff’s comments and understands that the Staff will need sufficient time to review, and if necessary, comment on the exhibits. The Company advises the Staff that it is filing certain exhibits to Amendment No. 1 and will provide the remaining exhibits in a subsequent amendment to the Registration Statement.

48.	Please tell us your consideration for including a tax opinion under Item 601(b)(8) of Regulation S-K, or tell us why you believe you are not required to do so. Among other matters, please ensure you provide your analysis of whether the tax consequences of the Offering Transactions, the TRAs, or the tax benefits expected to result from acquisitions of LLC Units from existing owners are material to an investor in the Class A common stock.

In response to the Staff’s comment, the Company has not obtained a tax opinion and does not intend to obtain and file a tax opinion. An opinion regarding tax matters must be filed pursuant to Item 601(b)(8) of Regulation S-K when the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Pursuant to the Bulletin, information is “material” if “there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” The Bulletin elaborates that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert’s opinion in order

Securities and Exchange Commission

August 14, 2014

to make an informed decision. The Company respectfully submits that it should not be required to file a tax opinion because the tax effects (relating to the Offering Transactions, the TRAs or the tax benefits expected to result from acquisition of LLC Units) that are discussed in the Registration Statement are only applicable to the Company and the Continuing LLC Owners and relate to private transactions involving such parties. The disclosures do not purport to describe a tax consequence to the new investors in the public offering. Rather, the disclosure is provided to explain the Up-C structure and the fact that the Company will be obligated to make TRA payments in the future. The Company’s position is further supported by the fact that none of the S-1 filings for comparable Up-C transactions we have reviewed have included such an opinion.

49.	Please include as an exhibit the “annual bonus plan” referenced at the end of the fifth full paragraph on page 86, or tell us why you are not required to do so. See Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will file the annual bonus plan with a subsequent amendment.

Securities and Exchange Commission

August 14, 2014

Please direct any questions with respect to the Company’s responses or Amendment No. 1 to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH &

ROSATI Professional Corporation

/s/ Allison B. Spinner

Enclosures

cc (w/ enclosures):	Blake J. Irving
Nima Kelly
GoDaddy Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg
Sarah K. Solum
Davis Polk & Wardwell LLP